Filed by Starry Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FirstMark Horizon Acquisition Corp.

Commission File No.: 001-39585

Date: December 8, 2021

Barclays 2021 Global Technology, Media and Telecommunications Conference

Starry, Inc. Interview Transcript

December 8, 2021

Doug Mayne:

Hi everyone. My name is Doug Mayne and I work in the communications and media investment banking group here at Barclays. Excited to have with me here today, virtually of course, the Management Team of Starry, as you likely already know, back in October Starry announced that they would be going public through a combination with FirstMark Horizon Acquisition Corp. We’ll talk a little bit more over the next 30 minutes about Starry, the company, the opportunity and the transaction at hand, of course. Here with me to talk about Starry are Chet Kanojia, co-founder and CEO of Starry; Alex Moulle-Berteaux, co-founder and CEO of Starry; and Komal Misra, the CFO of Starry. And thanks all for joining. I’ll start with a question for Chet. There are many approaches, Chet, to fixed wireless this day and age, and they’re dependent on location, application, availability of technology. So I really just want to start by understanding what’s fixed wireless to you and to Starry.

Chet Kanojia:

Yeah. Great, nice to be here. And as you said, fixed wireless, obviously not new and lots of different ways to think about it and in different frequency bands is really what separates certain things. So, if you think about breaking the problem down into, first, licensed versus unlicensed spectrum, and typically you would expect unlicensed spectrum to have lesser transmission power and lower quality, just because interference is a challenge. And then in licensed spectrum, you divide that into two categories—what I will say, sub-six, below six kilohertz versus millimeter wave—and Starry has focused on the licensed millimeter wave portion of the opportunity, just because that’s very appropriate from a cost of construction perspective. The capacity that you can get and the quality of the product that you can get in what I will call relatively dense and high-dense areas—so think, 700, 800, or a thousand homes in a square mile and greater. This approach that Starry is using is exceptionally valid and makes a ton of sense just based on what our experience is because you get the benefit of capacity because you’re providing an alternative against perhaps a coax provider or fiber provider. So capacity is a huge need. You get the speeds, you get a gig or, ultimately in the next few years, couple, two gigs, or three gigs, and you get a really high performance at a low latency; so a really appropriate product and technology strategy for that segment of the market.

Doug Mayne:

Got it. That’s great. And maybe just from there, we could drill a little bit more into, into Starry-specific technology and how you approach that.

Chet Kanojia:

Yeah, so Starry is a pretty unique company because we’re the equivalent of—if you think about what we’re doing is, we’re creating the technology stack ourselves and that expertise that we have ranges from ICs we developed, integrated circuits we developed for a lot of bespoke frequency translation, power amplification, etcetera. Things along those lines—to the equipment that we build, the software and capabilities that we have, and then all the way into providing the service. So Starry is a really incredibly unique company because it’s vertically integrated all the way through. And that’s a really important thing for folks to know, because it allows Starry to create a technology roadmap that is far ahead of anybody else today and we’ll continue to press that advantage. And that advantage really comes in two dimensions for people that are curious.

Number one is spectral efficiency. So by using advanced technology, like advanced beam forming, electrically steering the beams, massive MIMO, a spatial reuse of spectrum, we are able to drive very high spectral efficiency at a net level. And the second thing is on the cost side, where you’re able to drive really specific applications of those technologies into driving cost structures down. Because as people know in this business, right, first and foremost, it’s the cost to pass. What are you going to spend. And then ultimately, what’s the cost to connect. And those two things go hand in hand, and that’s why Starry has taken this approach. And we think we’re years ahead of anybody else today in terms of actual manifestation of this technology and real world proof. At this point, we’ve been commercially operating for two and a half years with an incredible growth curve and high quality of the product in front of the consumer.

Doug Mayne:

Got it. And that’s a good segue into some of the markets that you’re targeting and the types of customers using that technology. Where are you generally targeting first? And how do you feel, think about that rollout over time?

Chet Kanojia:

So today, Starry is deployed—the initial focus for the company was really larger multifamily; so think apartment buildings that have 70, 80, 100 units, things along those lines as a start. And we started in five cities. We started in Boston, then added Los Angeles, Denver, parts of Washington, D.C., and some parts of New York are being built out as well. And we just announced Columbus, Ohio, which I will get to in a second. So really, if you think about where Starry’s going is where populations live, right? And that’s really—and secondly, where customers are unhappy with the service provider. And that typically is an intersection of extremely expensive to construct for an overbuilder, no competition. And as a result, the customer demand tends to be very high. So, that’s really the intersection set that we’ve done is go after areas that have high cost to build, and as a result, no overbuilder or no real competition and go in against a relatively unhappy customer base. And typically you see the rewards with that very quickly. And our calculus is that about 67ish percent of the market in the U.S. today is largely the domain of a single provider of any import. So think by the FCC definitions of 25 or 50 megabits a second, typically 67 percent of the country only has one solution for that. And that’s the focus area of the Starry.

Columbus Ohio is our first foray into expanding into what I will call the second-tier of cities, high growth markets, again, same set of attributes, lack of competition, no real competitive overbuild threat. And that’s where a lot of our spectrum footprint is concentrated as well in those areas. So the focus going forward for us is going to be, obviously, to continue to densify and build out more and more coverage and more customer penetration in the markets that we’re active in. But then in addition, probably add three to seven, depending on the market conditions, additional new markets a year after that going forward.

Doug Mayne:

I see. So help me scope that in aggregate. You talked about that first-tier market and then the second-phase markets, what does that make up in aggregate as you think about your total, your total addressable market across the U.S.?

Chet Kanojia:

So where we have spectrum and rights to use the spectrum that the total TAM in those is about 54 million households. And this is a good point for investors, that in millimeter wave there are certainly big benefits because you get a lot of capacity and you can do all the cool things that we’re doing. But there are negative issues as well. And one of the bigger things tends to be physical obstruction. So once you take foliage, excessive rain fade, all of those things into account, we distill that down, and the right density, we’re appropriate for, about--our spectrum today allows us to get to about 40 million households under coverage. And that’s the first area of focus, obviously in the country. Our analysis is about 80 million households fall in that category that are appropriate for technology like Starry in terms of what we’re doing, but we have access to about 40 million households given today’s spectrum position that we have.

Doug Mayne:

And so in a lot of these markets, I’m sure you’re competing against fiber to the home, DSL, cable potentially. What are you generally seeing in terms of your win rates and why you’re winning with some of these consumers in these markets?

Chet Kanojia:

The data is only two and a half years old. So, I just want to make sure people have a good sense of the timescale. Our view from a competition perspective is for the most part, you’re going up against a hybrid fiber-coax plant in most of these things, where you have a technological advantage on one side, because you’ve got a symmetrical product on with Starry, or we have the ability to control the network, either way; lower latency. We can make the network experience on a personalized basis for customers. And there the share that we get is largely a very disproportionately high share of cord cutters. Our sense today, the market’s about 35 percent to 40 percent on cord cutters and the cohort, in multifamily anyways, we take about 24-24.5 percent after first year, about 29 percent after second year. So as you see that we get a disproportionately high share of the cord cutter population, and we think that’s a secular trend, that’ll just continue to improve over time in our favor. So that makes a lot of sense.

There’s a lot of talk for fiber today, obviously and let’s divide that into two categories. Number one, what I will say LECs that are going to invest in fiber, whether it’s companies that have been restructured or whether it’s folks at AT&T or whatever, and our view is that’s going to be, going into solidify their position. I mean, these people already have broadband customers, so really the first foray of that fiber is going to be making sure those customers are shored up. So we don’t necessarily expect a wholesale new set of passings being built out over the next three to five years, at least over the next three anyways. And then you have a lot of private equity type of money coming into the market, given the cheap money conditions. But ultimately as you compare fiber to Starry from a build perspective, we break even at 45 percent from a take-rate perspective. Whereas you can bend it, fudge it, but the reality is you need 40 plus percent take rate in new fiber build to be able to justify it and with a very long payback window, whereas we hit these numbers in about 18 months or so. So we think we’re competitively very well positioned against, what I will call, a slow-moving progression. And frankly, if you’re coming in as a third party into the mix, Starry plus coax plus maybe a new slow roll of fiber, your take rates by default go down and then that creates additional pressure. So we feel really good because, not only can we pass at a very low cost, we can build a network at an incredibly high speed.

Doug Mayne:

Got it. And Alex, if I may turn to you quickly to continue down this path of thinking around targeting this addressable market and in terms where you go next, you’ve got an aggressive plan and just curious, what are the markets in the U.S. that you’re targeting next? And what’s your approach to roll out in those markets?

Alex Moulle-Berteaux:

As Chet described, we have a really large spectrum footprint across 37 and 24 gigahertz. And as we plan to build out three to seven markets per year, we’re essentially balancing the size of the addressable market, whether it’s urban or small mid-size city markets, we’re looking at potential partnerships that we’ve been able to generate with utility partners. And then to a lesser extent, we think about the competitive environment for those. I would say that at this point, what we see as a market count on an annual basis is not necessarily aggressive. We’ve been operating at this scale with COVID for the last 12 to 18 months. We have partnerships on the labor side with Quanta, a large technical craft organization through which we’re going to drive all of our network builds. And as you think about new market versus existing market projections on the consumer side, we feel like these are achievable and beatable, as we think about the next few years.

Doug Mayne:

Understood. And one of the things that I’m sure many of the investors are familiar with is the wired broadband build out in a new market and the time it takes to get to market. Can you just talk for a second about how your velocity compares to wired broadband and what that translates into from a timing perspective?

Alex Moulle-Berteaux:

Yeah, I mean, this was actually the fundamental challenge we set ourselves when we started the company. How do we think about massively reducing the cost on a per unit passed basis? How do we massively reduce the CAPEX required to build out a market? So when we think about a new market, a mid-size market, it’s roughly $10 to $15 million to build out a network in six to nine months. So it’s both the cost and the speed to build. And what it means for us is that it’s a very low introductory investment as we build out a market. And then most of the cost comes out on a variable basis as we deliver service to customers. So both the efficiency on the investment side and the speed to market is what we really focused a lot of our technology and our design.

Doug Mayne:

And once you hit the market the speed to market is the first piece of it. As we think about ramping in that market, how long do you typically take to fully ramp and get to a point where you feel the penetration rates and the ARPUs or run rate are fully mature?

Alex Moulle-Berteaux:

Yeah, so we build over six to nine months. We start to sell ahead during that period. And this is quite different from a fiber or coax rollout. We’re essentially opening the service to an entire metropolitan area, so it’s network wide. So we start to see penetrations really come in the first quarter of opening service. In our model, we’ve been relatively conservative versus what we are seeing in markets that we’ve been operating in the last couple of years. And so it’s really about a half a percent of serviceable household penetration a quarter, and that’s already what we’re seeing in the markets that we’re in.

Doug Mayne:

Got it. Do you see any reaction from any of your competitors or potential competitors in these markets that you’re entering?

Alex Moulle-Berteaux:

At this point we’re in six markets. We know that competition is aware of our presence. The predominant response tends to be on the retention side, so retaining customers through promotional offers. We really haven’t seen any market-wide pricing changes in response to our presence. From our perspective, it wouldn’t necessarily make sense to lower our proof from competition to deal with a small retention of share. So it’s really mostly on the retention side.

Doug Mayne:

I see. Maybe we go back to Chet for another question at a higher level, just around competitive mode that Starry has relative to other evolving technologies, whether that’s faster speeds over 5G wireless, LEO satellites, fiber to the home, you name it, what is Starry’s advantage, Chet, so to speak, and how do you protect it?

Chet Kanojia:

Yeah, I think as I mentioned, just going back to, right, if you think about, and this is an important and interesting point, in wireless you can build coverage relatively cheaply. So if you look at a geostationary satellite, for example, they could easily make a claim that they’re cost to pass a home is like $2 or $3 or whatever the number happens to be. The question is how do you get low cost to pass with high capacity? And there’s that happy medium you have to get to because capacity is a function of spectrum efficiency and how much spectrum that you ultimately have. So you have to get to that happy medium where the spectrum is covering a certain geographic area that allows you to have that capacity, so that you can continue to feed the demand that the customers are—that you’re going to experience. And, most people are aware of this.

But today for example, in the fixed line broadband we’re seeing 30 percent growth on data patterns, on data consumption, on an annualized basis and that’s compounding. So as you think from a competition and mode perspective, we think of obviously, wireline customer technologies, let’s just call it fiber, has a huge advantage over anybody else in terms of the capacity that they can ultimately be offering and also the speeds. And so you compare that to say, what does Starry have. Is that good enough for the next five, seven, ten, fifteen, whatever, the time horizon that you have. And as we look at, even the technology generation that we’re deploying today at a 30 percent compounded growth on data consumption we’re not going to come close to sniffing the headroom of what we are already deploying today, right? As you think about on a per site basis, 35 to 40 gigabits a second of speed that we’re capable of delivering. And you’ve got spectral efficiency now driving effectively two to three gigahertz for the spectrum utilization off of a single one of those sites, which whose radiation pattern is limited to let’s call it a mild and extreme case between 1.2 and 1.6 kilometers. So there isn’t a whole lot that is on the horizon that as you think about it, that says I will have sufficient speed and capacity. And that’s a really important point for, I think investors. Ultimately what means success for a consumer is not necessarily just the speed you can deliver, but how much capacity you have, meaning how many customers at the same time can consume that much speed. So mobility or mobile-based networks fall short on that because their capacity is limited, number one. Number two, a fixed customer is consuming 50 times more data than a mobile customer. So by default, your revenue per bit falls 1/50. So that’s not a good, smart trade off when you’ve just spent 50 plus billion dollars or whatever it is in acquiring mobile spectrum. And then it’s the same challenge with the LEOs—effectively they’re not as capacity constrained as the geostationary guys are, but ultimately if you just take a step back the United States represents, give or take seven percent of the land mass, alright, of the world and 70 percent of the world is water. So effectively your entire constellation is spending an incredible amount of time over what I will call non-population centers, right, and really what that capacity is appropriate for and intended for. So they’ll have great applications in those, but high-density broadband is not one of them in cities and suburbs.

So we feel like the competition, future technological pressure is really fiber. And then it’s purely economic issues and what areas can you actually justify construction? And what areas can you justify construction and get to a 40 percent, 50 percent take rate versus somebody like Starry, what we do. But from a consumer product quality perspective, no difference.

Doug Mayne:

Yeah. And one of the areas that we were just skirting and that you alluded to was the broadband market generally is getting more competitive, whether it’s LEOs or other capital that’s being invested in fiber to the home across the country, it looks like the market will be significantly more crowded over the next two, three, four, five years. Just wanted to get your take on that and who you think wins in that elevated competitive environment.

Chet Kanojia:

So I think people with the right cost structure ultimately win. Because, as you see competition, as you look at our cost structure, there was a very specific reason why we designed this to be—we could be operating at an incredibly healthy business at much lower ARPUs, for example. And I think that whoever has the lowest cost structure and the fastest return cycle, meaning time to construct, is ultimately going to be the people. So that means either incumbents that have a lot of sunk infrastructure in the ground, and they have a lot of flexibility and use of that, or somebody like Starry who’s doing—and let’s take Starry out of the equation—but somebody who brings wireless with capacity to the mix. And when you’ve got the ability to have $18-24 per month full payback periods on a per customer basis, sub-12 month payback periods, that becomes a pretty unbeatable combination.

Doug Mayne:

Right. And so, as we think a few years down the road we hear about 10 gig and what might be capable of DOCSIS 4.0, and things like that. What does Starry’s product roadmap look like? And if you think years down the road, what do you think your technology’s capable of?

Chet Kanojia:

Very similar. And I think we did a comparison on DOCSIS 4.0 versus Starry, what our current generation is versus 3.1 or 3.2 and what we are. And there is a really important section in that that I’ll point towards, which is the over-subscription ratios that we compare. And the over subscription ratio is that thing I was trying to tease, which is not speed capacity. And I think this is something the investors ultimately have to really understand; that they are two very different concepts. And if you think about the consumption in broadband, continue to grow, if you think about the impact of COVID and change in lifestyle habits, work from home, hybrid workforce, all of those things are going to drive utilization higher and higher. So anybody who’s designing a network and saying I’m going to run 40 to 1, 60 to 1, 80 to 1 oversubscription and just market speed ultimately is going to leave the customer disappointed.

Doug Mayne:

Got it. I think with the five minutes or so we have left, I want to shift a little bit Chet and just talk about the transaction at hand here. Why do a SPAC?

Chet Kanojia:

So we are what I will call a sequential, de-risking kind of a company. And so as we solve initially was de-risk, the technology cost to pass unit economics, prove out the multifamily and a big portion of what we were working on was getting a radio ready that was capable of being a single family radio and for a small multifamily. So I think brownstone and things like that. So we completed that development in the early part of this year, early spring timeframe, and then put it through a lot of trials and tests and things like that, and launched—started rolling that out in Columbus. And with that, it became obvious to us that the market was now ready. We could go and responsibly deploy and accelerate the business and do multiple cities at the same time and all of those things.

So it really became a question of what’s the right quantum of capital, combination of quantum and cost. And we thought that this made a ton of sense for us to be able to do that versus saying going to do another private round and then go in the market 24 months from now. Our view is the opportunity is there. The technology’s been proven out. We’ve got two and a half years of operating history. And as of Q2, we understand what this is. There is an opportunity to deploy money at scale and get that crossover point, which is the next big thing for us is to cross into positive EBITDA, which is really here and available. And we ran a fairly competitive process and settled with FirstMark and happy to go into our—Komal can go into questions around, specifically around the transaction. But we felt like this was the right company. It is not a concept company, it’s got operating history. It’s got real technology modes, hard assets, spectrum, all of these factors that we thought would provide, make for a good foundation. A team that’s now steeped in execution, growing very rapidly and frankly there are no—I mean, you guys cover the sector—but it’s been a long time since you had a high growth company in this sector, if ever. And we think that this is an opportunity for the company to benefit from it.

Doug Mayne:

I see. Komal, maybe there’s, maybe in the couple minutes that remain, we can just hit on a few of the specific updates in terms of transaction timing, next steps, etcetera.

Komal Misra:

Sure. And just adding to what Chet said, one thing to keep in mind is firstly, we are extremely excited to partner with FirstMark on the deal. But the deal itself has been structured in an extremely shareholder friendly way in terms of the earn-out on the promote and also the one million shares on the jump ball. So I think that’s in addition to just the relationship with the partners there itself, just the fact that the deal is so shareholder-friendly is very exciting for us. From a timing point of view, we filed our S-4 in early November. And I think it’ll take us a couple of rounds of comments with the SEC, which is standard process to close out, and make the S-4 effective, probably sometime first quarter of ‘22. And we expect to close the deal also at the same time. And I’ll echo what Chet said, just having been in the business prior to coming here for a very long time as an investor, we are taking the time between now and when the deal closes to highlight the fact that we are a unique growth story in telecom.

Doug Mayne:

Great. Well, I think that concludes our time for today. I really appreciate you taking the time to chat with us, Chet, Alex, and Komal, and look forward to following your progress. Thanks everyone.

Alex Moulle-Berteaux:

Thanks very much.

Komal Misra:

Thank you.

Alex Moulle-Berteaux:

Thank you.

About Starry, Inc.

At Starry, we believe the future is built on connectivity and that connecting people and communities to high-speed, broadband internet should be simple and affordable. Using our innovative, wideband hybrid-fiber fixed wireless technology, Starry is deploying gigabit capable broadband to the home without bundles, data caps, or long-term contracts. Starry is a different kind of internet service provider. We’re building a platform for the future by putting our customers first, protecting their privacy, ensuring access to an open and neutral net, and making affordable connectivity and digital equity a priority. Headquartered in Boston and backed by world-class investors, Starry is currently available in Boston, New York City, Los Angeles, Washington, DC, Denver and Columbus and is expanding nationwide. To learn more about Starry or to join our team and help us build a better internet, visit: https://starry.com.

About FirstMark Horizon Acquisition Corp.

FirstMark Horizon Acquisition Corp. (“FirstMark”) is a special purpose acquisition company whose mission is to drive long-term value creation by actively supporting the next generation of iconic public companies. FirstMark is comprised of a team of seasoned investors and industry executives with an extensive track record of identifying transformative trends across innovative subsectors of technology. Notably, FirstMark’s management team is composed of the founders and executives of FirstMark Capital, a prominent technology venture capital firm founded in 2008 with $2.2 billion in total capital commitments, which has backed entrepreneurs that have created leading companies, many valued at over a billion dollars. For more information, please visit http://firstmarkhorizon.com.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Starry Holdings, Inc. (“Starry Holdings”), a newly formed subsidiary of Starry, has filed a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”) on November 5, 2021. The Form S-4 includes a proxy statement of FirstMark and a prospectus of Starry Holdings, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all FirstMark stockholders. Additionally, Starry Holdings and FirstMark have also filed and may continue to file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC by FirstMark or Starry Holdings may be obtained free of charge at the SEC’s website at www.sec.gov. Before making any voting or investment decision, investors and security holders of FirstMark are urged to read the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination because they will contain important information about the proposed business combination and the parties to the proposed business combination.

Participants in Solicitation

FirstMark, Starry Holdings and Starry and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FirstMark’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of FirstMark’s directors and officers in FirstMark’s filings with the SEC, including FirstMark’s registration statement on Form S-1, which was originally filed with the SEC on September 18, 2020. To the extent that holdings of FirstMark’s securities have changed from the amounts reported in FirstMark’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FirstMark’s stockholders in connection with the business combination is included in the Form S-4 relating to the proposed business combination filed with the SEC on November 5, 2021. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of FirstMark, Starry Holdings or Starry, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination between FirstMark and Starry. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Starry’s and FirstMark’s expectations with respect to the anticipated financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of FirstMark’s registration statement on Form S-1 (File No. 333-248916), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020, and its subsequent Quarterly Reports on Form 10-Q. In addition, there are risks and uncertainties described in the Form S-4 (File No. 333-260847) filed by Starry Holdings and other documents filed by FirstMark or Starry Holdings from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Starry’s, Starry Holdings’ and FirstMark’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this press release, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against FirstMark, Starry or Starry Holdings following the announcement of the proposed business combination; (2) the inability to complete the proposed business combination, including due to the inability to concurrently close the business combination and related transactions, including the private placements of common stock and convertible notes or due to failure to obtain approval of the stockholders of FirstMark; (3) the risk that the proposed business combination may not be completed by FirstMark’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FirstMark; (4) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval by the stockholders of FirstMark, the satisfaction of the minimum trust account amount following any redemptions by FirstMark’s public stockholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed business combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (7) volatility in the price of FirstMark’s, Starry’s or Starry Holdings’ securities; (8) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (9) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the proposed business combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Starry operates; (14) the impact of the global COVID-19 pandemic; (15) Starry’s ability to obtain or maintain rights to use licensed spectrum in any market in which Starry operates and potential declines in the value of Starry’s FCC licenses; (16) the potential inability of Starry to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (17) the enforceability of Starry’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (18) other risks and uncertainties described in FirstMark’s registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q, and in the Form S-4 filed by Starry Holdings. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Starry, Starry Holdings and FirstMark caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Starry, Starry Holdings or FirstMark gives any assurance that Starry, Starry Holdings or FirstMark will achieve its expectations. None of Starry, Starry Holdings or FirstMark undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

Investor Contact for Starry and Starry Holdings:

investors@starry.com

Investor Contact for FirstMark:

Eric D. Cheung

eric@firstmarkcap.com